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                                                               Exhibit (a)(11)

Letter To Computer Sciences Corporation



                               February 24, 1998

     VIA FAX TO (310) 615-3950

     Mr. Van B. Honeycutt
     Chairman and CEO
     Computer Sciences Corporation
     2100 East Grand Street
     El Segundo, CA 90245

     Dear Van:

     Sanjay and I thank you for your letter of February 19.

     We have previously addressed with you the business operation and people points outlined in your letter. Since we have already, as well, set forth our views in letters to you on February 6 and 10, we do not see a purpose in debating the points or what you have said to us in the past. We also agree with your last comment -- that we should move on -- and promptly put the issue to the shareholders in a fair referendum.

     We also want to confirm again to you our commitments:

               TO CSC MANAGEMENT AND EMPLOYEES:

               CA is committed to continue CSC's business with the same management and people. Because we value tremendously what they have accomplished, we have already stated that we intend to retain all CSC employees. We are excited about what more we can accomplish together when combining CSC's people with CA's superior software products and people.

               TO CSC CLIENTS (MANY OF WHOM WE
               ALREADY SHARE):

               We are committed to maintaining the highest quality


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               service in the best CSC tradition. Many of the clients
               we have spoken with have expressed enthusiasm for the benefits they would receive from a combination of our businesses. We look forward to enhancing the product offerings and services that a combined
               CA/CSC will be able to provide.

               TO CSC SHAREHOLDERS:

               We are committed to allowing the CSC shareholders the opportunity to decide whether to accept our offer in a fair referendum at the earliest possible date.

     We believe that our offer is fair and adequate. Just two months ago, your stock was trading in the low $80s, which then represented an all time high. In fact, your stock price has increased very slowly over the last two years. Our offer is at a substantial premium to your current and historical prices, and we believe it will prove very attractive to your shareholders. While we still prefer a negotiated transaction, alternatively, we would encourage you and Computer Sciences' Board of Directors to put our unilateral offer to the CSC shareholders without delay. In this way, both companies will be able to move on -- into the next millennium as a world class information solutions provider.

                         Very truly yours,

                         /s/ Charles B. Wang

                         Charles B. Wang
                         Chairman and Chief
                         Executive Officer

     cc:
     Board of Directors
     of Computer Sciences Corporation




                                 * * * * * * * * *

     Computer Associates and the Computer Associates Nominees are participants in the solicitation of consents, proxies and agent designations from Computer Sciences Corporation shareholders. The Computer Associates nominees are Charles B. Wang, Sanjay Kumar, Russell Artzt,

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     Peter A. Schwartz, Steven M. Woghin, Charles P. McWade, Ira Zar, Michael
     A. McElroy, David Kaplan, Robert Toth, Richard Chiarello, Lisa Savino, Gary Quinn, Abraham Poznanski and Douglas Robinson. None of the Computer Associates Nominees will receive any additional compensation for their participation in this solicitation.

     Computer Associates own, through a wholly owned subsidiary, 170,000 shares of common stock of Computer Sciences Corporation. None of the Computer Associates Nominees owns any shares of Computer Sciences common stock.

     Computer Associates has also retained Bear, Stearns & Co. Inc. and its affiliates ("Bear Stearns") to provide certain financial advisory services o Computer Associates. Bear Stearns is acting as Dealer Manager in connection with the Offer and as financial advisor to Computer Associates and CAI Computer Services Corp., a wholly owned subsidiary of Computer Associates, in connection with the proposed acquisition of the Company, but Bear Stearns has not been retained to specifically assist in this solicitation. Computer Associates is obligated to pay to Bear Stearns, if, s more fully described in the engagement letter relating to Bear Stearns' engagement, during the term of the engagement or within 12 months thereafter Computer Associates acquires the Company or more than 50% of its outstanding voting securities, a fee of $5 million and a fee of $1 llion (which will be credited against such $5 million fee) if Computer Associates requests Bear Stearns to render a customary fairness opinion. Bear Stearns is also entitled to act as sole lead underwriter, placement agreement and financial advisor in connection with certain debt and equity financings (and certain refinancings) and certain asset sales for a specified period following the acquisition and to receive fees in connection therewith. In addition, Computer Associates has agreed to reimburse Bear Stearns for its reasonable expenses, including reasonable fees and disbursements of its counsel, incurred in rendering its services under its engagement agreement with Computer Associates and has agreed to indemnify Bear Stearns against certain liabilities and expenses in connection with the Offer and the Proposed Merger, including certain liabilities under the federal securities laws. Bear Stearns from time to time renders various investment banking services to Computer Associates and its affiliates for which it is paid customary fees.

     In connection with Bear Stearns' engagement as financial advisor, Computer Associates anticipates that Michael J. Urfirer, Senior Managing Director of Bear Stearns, Lisa M. Price, Senior Managing Director of Bear Stearns and Barry J. Cohen, Senior Managing Director of Bear Stearns, none of whom will receive additional compensation for such
     solicitation,    may communicate in person, by telephone or otherwise
     with a limited number of

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     institutions, brokers or other persons who are shareholders for the purpose of assisting in this solicitation. Bear Stearns will not receive any fee for, or in connection with, such solicitation activities by its employees apart from the fees it is otherwise entitled to receive as described above. None of the above-named employees of Bear Stearns owns any shares of Computer Sciences Corporation common stock.